GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Period Ended September 30, 2006

Suite 550 – 999 West Hastings, Vancouver, B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2006

November 28, 2006

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 and interim consolidated financial statements for the period ended September 30, 2006, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions.  Forward-looking statements are subject to risks and uncertainties and actual future outcomes may differ materially from events and results discussed in this MD&A due to risks and uncertainties described herein or unforeseen events.  Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment, supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

In 2004 the Company changed its year end from July 31 to December 31.  As a result of the change the Company reported a five month transition year (“TY”) covering the period August 1, 2004 to December 31, 2004.

Background

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico.  Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims.  The Company owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property.  At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.  The Company is also actively pursuing the acquisition of producing mines and advanced stage mineral projects.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all of its assets, including the rights to exploit the entire Temascaltepec Mining District.  The purchase price was US $5,000,000 with an initial payment of US $1,000,000 of Common Shares of the Company made on closing and payments of US $500,000 payable on the first through eighth anniversaries of closing.  All payments are payable in cash or Common Shares of the Company in its sole discretion.  As of September 30, 2006 the Company has issued 2,170,742 Common Shares and paid US $1,000,000 in cash to satisfy the initial payment and first three annual payments to Luismin.

On October 27, 2006 the Company released the results of an independent audit of mineral reserves and resources for the La Guitarra Mine and Temascaltepec Mining District.  Reserves and resources as of July 31, 2006 were audited in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties.  The report dated September 22, 2006 was prepared by Glenn R. Clark, a qualified person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Silver Eq. (oz)
Proven reserve	99,600	223	3.28	714,000	1,264,000
Probable reserve	136,500	567	1.92	2,489,000	2,889,000
Inferred resource	3,000,000	450	1.6	43,403,000	51,103,000

Cut-off grades for the underground resources and reserves were based on silver equivalent of 320 grams per tonne (g/t) using US $5.50/ounce silver and US $500/ounce gold.  Reserves and resources were calculated using information obtained from channel sampling and diamond drilling.  For areas to be mined from surface no cut-off was applied and all channel sampling was included.  Contained ounces were calculated using 50:1 silver to gold ratio to reflect prices at the time.  The forecast total cash operating costs was $54.61 per tonne for calendar 2006.

Accomplishments

Since purchasing La Guitarra, the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine.  During the nine month period ended September 30, 2006, capital investments at La Guitarra focused on expanding infrastructure at the San Rafael and La Guitarra Mines for increased future production and collecting geological information to assist in planning district exploration.  Work during the nine month period included development of 2,892 meters of ramps, cross cuts and drifts, 9,452 meters of surface diamond drilling, 3,137 meters of underground diamond drilling, expansion of waste rock dumps, test mining at surface and surface mapping of La Guitarra Vein.

Plans for the remainder of fiscal 2006 include  La Guitarra Mill upgrades, expanding production at La Guitarra Mine, continued development in the San Rafael II zone of the San Raphael Mine, over 1,000 meters of additional underground development and approximately 370 meters of new ventilation raises and ore passes.

Underground exploration and development to test the feasibility of opening the Nazareno Mine (approximately four kilometers northwest of La Guitarra) continues with 300 meters of underground drifts and crosscuts completed in 2006.  An additional 200 meters of drifts and crosscuts and up to 2,000 meters of drilling are planned for the Nazareno Area.

Exploration and sampling at Mina de Agua (approximately five kilometers southeast of La Guitarra) and testing of large vein outcrops to assess surface mining potential are ongoing.

The Company continues its efforts to contain costs in an increasingly inflationary environment for mining.  The Company has ordered new mill equipment for La Guitarra, which is expected to reduce costs by approximately US $3.00 per tonne of ore milled or US $0.24 per silver equivalent ounce produced based on current proven reserve average grades.  These mill upgrades are expected to be completed and operational in Q1 of fiscal 2007.  It is not anticipated that it will be any disruption of metal production while upgrade work is being conducted.

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (News Release dated August 3, 2006).  The programs first phase is to include 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling.   As of September 30, 2006 over 2,000 meters of trenching and 9,000 meters of core drilling were complete.  The majority of phase one work is expected to be completed during the remainder of calendar 2006 and early 2007.  The Company plans to use information gained during phase one to develop plans for future district exploration, mine development and production.

Overall Performance

During the period the Company recorded higher average selling prices and higher production and mill utilization levels at La Guitarra.  Despite increased production levels, actual silver equivalent ounces produced were lower than in the same period of 2005 due to a lower gold/silver equivalency ratio and unusually high gold grades during the period ended September 30, 2005.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	9 Months Ended	9 Months Ended
	Sept 30, 2006	Sept 30, 2005	2005
Tonnes milled	40,339	33,537	45,924
Silver equivalent ounces	624,326	659,705	919,510
Silver ounces	427,748	294,908	438,232
Gold ounces	3,712	5,996	8,047
Silver equivalent grade (gpt)	540	682	658
Average realized silver price US$	11.30	7.10	7.36
Average realized gold price US$	598.42	431.41	440.19
Gold$/Silver$ equivalency factor	52.96	60.73	59.81

Production Costs

During the nine month period La Guitarra reported a cash operating cost of US $4.56 (September 30, 2005 – US $3.93), total cash cost of US $4.94 (September 30, 2005 – US $4.17) and total production costs of US $5.70 (September 30, 2005 – US $4.54) per silver equivalent ounce produced.  Increased costs reflect higher costs for consumables and lower average grades compared to the period ended September 30, 2005.

Selected Annual Information

	December 31,	December 31,	July 31,
	2005	2004 *	2004 *
	$	$	$
Total revenue	7,187,026	1,920,198	3,723,638
Operating profit	2,582,409	489,152	370,023
General & administration	(1,363,629)	(672,308)	(1,068,742)
Gain (loss) before other items	1,218,780	(183,156)	(698,719)
Other income (expense)	(499,702)	(209,876)	(273,217)
Net income (loss)	719,078	(393,032)	(971,936)
Net income (loss) per-share	0.03	(0.02)	(0.05)
Net income (loss) per-share fully diluted	0.03	(0.02)	(0.05)

Total assets	14,905,482	11,534,416	10,970,848
Total long-term liabilities	2,758,683	3,146,610	4,066,642

* Restated April 17, 2006

Results for the Year to Date

For the nine month period ended September 30, 2006 the Company recorded revenues of $7,026,100 (September 30, 2005 - $5,832,304), cost of sales of $3,723,021 (September 30, 2005 - $3,787,015) and gross income from operations of $3,303,079 (September 30, 2005 - $2,045,289).  The Company posted a net loss of $547,084 (September 30, 2005 – net income $774,595) and a net loss per share of $0.02 (September 30, 2005 – net income $0.03).  The loss recorded for the period was a result of non cash expenses recognized for accounting purposes totaling $2,386,665.

During the period ended September 30, 2006 cash flows used in investing activities were $3,313,410 (September 30, 2005 - $1,755,407) with the funds coming from operating profits at La Guitarra and cash reserves. These funds were primarily used for ongoing exploration and development work at La Guitarra.

Assets totaled $19,553,291 at September 30, 2006, an increase of $4,647,809 during the period. The asset growth reflects the ongoing development at La Guitarra and the proceeds received from the issuance of shares during the period.  During the period current assets increased $1,846,982 to $4,246,721 (December 31, 2005 - $2,399,739) and net working capital increased to $1,780,775 (December 31, 2005 - $846,625). Current liabilities increased $912,832 over the period to stand at $2,465,946 on September 30, 2006, and long term liabilities increased $1,472,498 to $4,108,979 due to the recognition of a deferred tax liability for accounting purposes.

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant.  The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the six month period ended September, 2006 the Company recorded a stock-based compensation expense of $746,035 (September 30, 2005 - $255,240).

Summary of Quarterly Results

The following table summarizes selected financial information for the Company for the last eight completed fiscal quarters.

	September 30,	June 30,	March 31,	December 31,
	2006	2006	2006	2005*
	$	$	$	$
Total revenue	2,009,404	2,691,220	2,325,476	1,354,722
Operating profit	1,090,936	1,344,112	868,031	537,120
General & administration	(604,582)	(516,731)	(394,409)	(16,500)
Gain (loss) before other items	486,354	827,381	473,622	520,620
Other items	(837,964)	(684,647)	(811,831)	(576,137)
Net gain (loss)	(351,610)	142,734	(338,209)	(55,517)
Net gain (loss) per-share	(0.01)	0.00	(0.01)	(0.00)
Net gain (loss) per-share fully diluted	(0.01)	0.00	(0.01)	(0.00)

Total assets	19,553,291	18,945,305	16,615,446	14,905,482
Total long-term liabilities	3,618,979	3,540,924	3,105,200	2,636,481

	September 30,	June 30,	March 31,	December 31,
	2005*	2005*	2005*	2004**
	$	$	$	$
Total revenue	1,957,094	2,046,217	1,828,993	661,975
Operating profit	500,169	822,411	722,709	223,173
General & administration	(357,712)	(613,450)	(375,967)	(681,998)
Gain (loss) before other items	142,457	208,961	346,742	(458,825)
Other items	102,007	(10,386)	(15,186)	(141,837)
Net gain (loss)	244,464	198,575	331,556	(600,662)
Net gain (loss) per-share	0.01	0.01	0.02	(0.03)
Net gain (loss) per-share fully diluted	0.01	0.01	0.02	(0.03)

Total assets	14,837,906	14,887,371	14,716,923	11,534,416
Total long-term liabilities	2,572,459	3,305,667	3,211,057	3,146,610

*Restated

**Transitional two month period required to change the financial year end to December 31.

Revenues are from operations at La Guitarra. Revenue is recognized net of refining and treatment charges.  Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian dollar, the selling currency, the American dollar, and the Mexican peso.  See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses.  General and administration costs include all costs incurred directly by The Company, costs associated with the administration of La Guitarra and Rule Nevada.  General and administration expenses for the three month period ended September 30, 2006 were $604,582 (September 30, 2005 - $357,712).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On September 30, 2006 the Company had cash reserves of $1,722,788, current assets of $4,246,721 and net working capital of $1,780,775 (December 31, 2005 - $846,625).  The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

In order to implement long term plans for the Temascaltepec Mining District and take advantage of other business opportunities, the Company may need to raise additional funds.  At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity.  As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work. Until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing.  No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Subsequent to the period end, 250,000 warrants relating to the October 15, 2004 private placement, 25,000 warrants relating to the December 29, 2004 private placement and 2,500,000 warrants relating to the March 9, 2005 private placement were exercised, all at $0.90, with net proceeds to the Company of $2,497,500.

Transactions with Related Parties

During the nine months ended September 30, 2006, consulting and management fees paid to directors and officers of the Company amounted to $268,391 (2005 - $244,358).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant creditor of the Company.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 178,016 options at $0.75 each for proceeds of $133,512, 50,000 options at $0.80 for proceeds of $40,000 and 165,106 options at $0.85 for proceeds of $140,340.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 195,334 warrants priced at $1.55 for net proceeds of $302,768, and 181,500 warrants priced at $0.90 for net proceeds of $163,350.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements.  In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure.  Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, of which 28,258,728 were outstanding on September 30, 2006.  On September 30, 2006 the Company had options to purchase 2,671,504 Common Shares and warrants to purchase 4,809,075 Common Shares outstanding.

Outlook

The Company will continue to expand the San Rafael Mine and develop new reserves in La Guitarra Mine.  Exploration will focus on targets near existing infrastructure with high potential for success.  The Company will explore the option of reopening the Nazareno Mine and Mina de Agua, as well as exploiting easily accessed outcrops at surface.

A production increase from the current average of 150 tonnes per day to over 200 tonnes per day is planned when sufficient additional mill and mine staff can be contracted and trained.  Initially some additional mill feed will come from stockpiles and lower grading lower cost areas of the Mines which may reduce average ore grades.  Management feels that the current environment of high metals prices combined with excess mill capacity presents an opportunity to economically exploit lower grade lower cost ore.  Average milled grades are expected to initially drop, stabilize and then increase as more new areas of the Mines are brought into production.

Management believes that demand for silver and gold will support current prices and has no plans to hedge production at this time. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in metals prices while the strong positive correlation between the US dollar and Mexican peso will provide some protection from rising real costs.

The Company continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive.  Management believes the Temascaltepec District has significant potential for increased production and the discovery of additional resources.  La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.